TAKE-TWO INTERACTIVE SOFTWARE, INC.
622 Broadway
New York, NY 10012

April 25, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:  Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers & Acquisitions

Dear Mr. Panos:

Our counsel, Proskauer Rose LLP, is today responding to the Staff’s letter to Take Two Interactive Software, Inc. (the “Company”) dated April 5, 2007 with respect to the Company’s Form 8-K filed on April 4, 2007 (the “8-K”) and the referenced conversations.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 8-K; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Seth D. Krauss
Seth D. Krauss
Executive Vice President and General Counsel